
03026635

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUL 09 2003
WASH. D.C. 181 SECTION

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

AIG SUNAMERICA INC.	0000054727
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number

Form 11-K, for the fiscal year ended December 31, 2002, dated June 27, 2003	1-4618
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part) (Give Period of Report)	

(Name of Person Filing the Documents (If Other Than the Registra[nt])

SIGNATURES

FILINGS MADE BY REGISTRANT. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, June 27, 2003.

AIG SUNAMERICA INC.
(Registrant)

By: [signature]
N. Scott Gillis
Senior Vice President and Controller

CR

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-83813) of American International Group, Inc. of our report dated June 27, 2003 relating to the financial statements of the SunAmerica Profit Sharing and Retirement Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

June 30, 2003

SUNAMERICA
PROFIT SHARING AND RETIREMENT PLAN

INDEX TO FINANCIAL STATEMENTS | PAGE

SUNAMERICA
PROFIT SHARING AND RETIREMENT PLAN

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2002 and 2001



PricewaterhouseCoopers LLP
350 South Grand Avenue, 49th Floor
Los Angeles CA 90071
Telephone (213) 356 6000
Facsimile (813) 637 4444

Report of Independent Auditors

To the Participants and Administrator of
SunAmerica Profit Sharing and Retirement Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the SunAmerica Profit Sharing and Retirement Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
June 27, 2003

SUNAMERICA
PROFIT SHARING AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 and 2001

	2002	2001
Assets:		
Investments, at fair value (Note 3)	$ -	$ 106,305,147
Receivables:		
Employer contributions	-	116,533
Participant contributions	-	217,589
Other (unsettled trades)	-	502
Total receivables	-	334,624
Total assets	$ -	$ 106,639,771
Net assets available for benefits	$ -	$ 106,639,771

See accompanying notes to the financial statements.

SUNAMERICA
PROFIT SHARING AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2002

Additions:	
Investment income (loss):	
Net depreciation in fair value of investments (Note 3)	$ (20,457,482)
Interest and dividends	1,338,773
	(19,118,709)
Contributions:	
Participant	8,071,139
Employer	3,264,439
Other	(680,301)
	10,655,277
Total additions	(8,463,432)
Deductions:	
Benefits paid to participants	11,726,496
Administrative expenses (Note 4)	14,796
Transfer to AIG Incentive Savings Plan (Note 1)	86,435,047
Total deductions	98,176,339
Net decrease in net assets available for benefits	(106,639,771)
Net assets available for benefits:	
Beginning of year	106,639,771
End of year	$ -

See accompanying notes to the financial statements.

NOTE 1 - DESCRIPTION OF THE PLAN

The following brief description of the SunAmerica Profit Sharing and Retirement Plan (the Plan) is provided for general information purposes. Participants should refer to the Plan document for more complete information.

1. General - The Plan, as established July 1, 1982 and amended January 1, 1987, April 1, 1989, April 4, 1989, April 1, 1993, April 1, 1995, September 1, 1995, November 1, 1996, and January 1, 1998, is a defined contribution plan covering employees of SunAmerica Inc. and its subsidiaries (the "Company"). The Plan is written in order to be qualified under sections 401(a) and 401(k) of the Internal Revenue Code (the "Code"). On January 1, 1999, SunAmerica Inc. merged with and into American International Group, Inc. (AIG). On May 23, 2002, the AIG Retirement Board passed a resolution to terminate the Plan and merge it into the AIG Incentive Savings Plan (see #2 in Note 1).

2. Plan Merger - The Company terminated the Plan subject to the provisions of Employee Retirement Income Security Act of 1974 (ERISA), effective December 31, 2002, and merged it into the AIG Incentive Savings Plan administered by The Vanguard Group (Vanguard). Participants became one hundred percent (100%) vested in their accounts. As a result of the Plan termination and subsequent merger into the AIG Incentive Savings Plan, all Plan assets were transferred from Fidelity to Vanguard.

3. Participation - All individuals actively employed (including part-time employees, except those hired on a temporary basis) by the Company are eligible to participate in the Plan (the "Participants") on the first day of the month following completion of three months of service.

4. Contributions - Active Participants in the Plan with eligible earnings less than $85,000 may contribute up to 50% of their eligible earnings up to $11,000 to the Plan on a pretax basis. Active Participants in the Plan with eligible earnings over $85,000 may contribute up to 15% of eligible earnings up to $11,000 to the Plan on a pretax basis. The Company makes a 100% matching contribution to the account of each Participant who contributes to the Plan, up to 4% of the Participant's eligible earnings. An active Participant may also contribute amounts received from another qualified plan ("Rollover Contributions").

   Active Participants who will be at least 50 years old as of December 31, 2002 may contribute up to an additional $1,000 in "catch-up" contributions to a separate sub-account, raising the total 2002 limit to $12,000. The Company does not match these "catch-up" contributions.

   In addition, at the end of each calendar year, the Board of Directors of the Company may, at its sole discretion, elect to contribute (the "Elective Employer Contribution") to the accounts of some or all of the Participants.

5. Vesting - Participants are fully vested in their own contributions to the Plan, Rollover Contributions, Elective Employer Contributions, and all income earned thereon. Participants become vested in employer matching contributions allocated to their accounts in accordance with the following rules:

   a. With respect to employer matching contributions made prior to January 1, 1986, Participants become fully vested upon reaching normal retirement age, becoming permanently disabled, completing 10 years of service, death, Plan termination, or being employed by the Company on or after January 1, 1989.

   b. With respect to employer matching contributions made on or after January 1, 1986, but before January 1, 1989, Participants are considered to be fully vested.

NOTE 1 - DESCRIPTION OF THE PLAN

c. With respect to employer matching contributions made on or after January 1, 1989, Participants become fully vested upon reaching normal retirement age, becoming permanently disabled, completing five years of service, death, or Plan termination. In addition, in connection with a reorganization of the Company, employer matching contributions for certain Participants employed by the Company in Atlanta, Georgia are considered to be fully vested as a result of the Participant having remained actively employed until their termination by the Company.

d. With respect to Participants employed by certain subsidiaries on the respective dates such companies were acquired by the Company, the following apply:

   3. Financial Service Corporation (FSC) - All FSC Participants are fully vested in employer matching contributions as of November 1, 1997. With respect to employer matching contributions made after November 1, 1997, FSC Participants become fully vested upon reaching normal retirement age, becoming permanently disabled, completing five years of service, death, or Plan termination

   ii. John Alden New York (JANY) - All JANY Participants follow the Company's vesting schedule, which applies to employer matching contributions made after January 1, 1989. In addition, each JANY Participant retains his or her original service start date.

   iii. Keogler Investment Advisory, Inc. (Keogler) - All Keogler Participants are fully vested as of December 31, 1997.

   iv. Sentra Securities Corporation and Spelman & Company, Inc. (Sentra/Spelman) - All Sentra/Spelman Participants follow the Company's vesting schedule, which applies to employer matching contributions made after January 1, 1989. In addition, each Sentra/Spelman Participant retains his or her original service start date.

6. Distribution of Benefits - The normal method of payment to terminated Participants with vested account balances is either a lump sum distribution or direct transfer to an outside Individual Retirement Account (IRA), qualified plan provider, or a Fidelity IRA. Other options include a Qualified Joint and Survivor Annuity, a Life annuity or an annuity with 10 years certain.

   In-service withdrawals are permitted by Participants suffering a financial hardship. Amounts needed to satisfy the hardship may only be taken from the Participant's pretax contributions and Rollover Contributions. Vested employer matching contributions are not available for hardship withdrawals. Participants withdrawing amounts under the financial hardship provision will be suspended from further contributions to the Plan for a period of one year.

7. Participant Loan Program - Actively employed Participants may apply for a loan from their accounts. All loans are subject to the following terms:

   - Loans are permitted only for the following purposes: purchase of a principal residence (excluding mortgage payments); medical expenses; tuition payments for post-secondary education; prevention of eviction or foreclosure on principal residence; and funeral expenses incurred for a family member.

   - The Funds available for loans include Rollover Contributions, pre-tax contributions, after-tax contributions, vested Company match, elective employer contributions and account earnings. Elective employer contributions made with shares of AIG common stock are not available for lending.

NOTE 1 - DESCRIPTION OF THE PLAN (CONTINUED)

- The lesser of the amount of the loan or 50% of the vested account balance is pledged as security for the loan.

- The minimum loan amount is $1,000. The maximum loan amount is the lesser of 50% of the Participant's vested account balance or $50,000 (reduced by any outstanding loan balance and certain other prior loan amounts). Only one loan may be outstanding at any time.

- Loans must be repaid within five years, unless the loan is for the purchase of a principal residence, in which case the maximum loan period is fifteen years. The interest rate is adjusted quarterly, and is the sum of the prime rate published in the Wall Street Journal on the first business day of each quarter, plus one percentage point.

- Loan payments are made through payroll deductions and are reinvested in the Participant's account according to current investment choices. All loans can be prepaid at any time, provided that the total outstanding balance is repaid in a single lump sum.

- If employment is terminated with the Company for any reason, any loan outstanding becomes due and payable within 90 days of termination. Any loan that is 90 days overdue is automatically considered in default and is treated as a withdrawal of funds and taxed accordingly.

8. Forfeitures - A Participant who terminates his or her employment with the Company forfeits the unvested value of his or her employer matching contributions and the earnings thereon at the time either of the following events occurs: 1) the date on which the Participant incurs his first break in service; or 2) the date on which the Participant receives a distribution from the Plan. However, for Participants who are not vested at the time they terminate employment, employer matching contributions and the earnings thereon are forfeited as soon as administratively possible.

   As of December 31, 2002, the balance in the Plan's forfeiture account is $0. Due to the transfer to the AIG Incentive Savings Plan (see #2 in Note 1), a forfeiture balance of $56,526 was transferred to Vanguard, the Plan Administrator for the AIG Incentive Savings Plan, which will be used to reduce future contributions made by the Company.

9. Investment Funds - The administration and investment of the Plan's assets is pursuant to a Trust Agreement with Fidelity Management Trust Company ("Fidelity" or the "Trustee"). Each Participant directs the investment of contributions made on his or her behalf to one of several fund alternatives.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Basis of Presentation - The financial statements of the Plan are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates

2. Expenses - Expenses incurred in the administration of the Plan, except for fees related to Participant loans, are absorbed by the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

3. Withdrawals and Benefits - Withdrawals and benefits are recorded when paid. As of December 30, 2002 and December 31, 2001, the account balances of terminated Participants amounted to $34,953,126 and $43,138,562, respectively.

4. Investments - Investments are valued at fair market value based upon quoted market prices of the respective funds or common stock. Purchases and sales are recorded as of the trade date. Investment income is recorded as earned. Participant loans are valued at cost, which approximates fair value.

5. Income Tax Status - The Plan obtained its latest determination letter on December 12, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

   The income tax rules affecting Plan participation are complex, subject to interpretation by the Secretary of the Treasury, and subject to change. A general summary of the federal tax consequences of participation in the Plan follows.

   In general, Salary Reduction Contributions and Company matching contributions are not subject to tax when made. In addition, earnings and gains on a Participant's account are not subject to tax when credited.

   Generally, distributions from the Plan are subject to tax in the year received from the Plan. However, under certain circumstances, a distribution, or part thereof, may not be taxed if rolled over to an Individual Retirement Account or other qualified plan. If taxable, a distribution may be eligible for special tax treatment under the Code.

   In addition to regular taxes, most distributions received before a Participant is age 59 ½ will be subject to a 10% additional tax. Under limited circumstances, distributions in excess of Code determined limits will be subject to a 15% excise tax.

6. Net Appreciation/Depreciation - In the Statement of Changes in Net Assets Available for Benefits, the Plan presents the net appreciation or depreciation in the fair value of investments which consists of the realized gains and losses and the unrealized appreciation and depreciation on those investments.

SUNAMERICA
PROFIT SHARING AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED
DECEMBER 31, 2002 AND 2001

NOTE 3 - INVESTMENTS

The following reflects investments that represent 5 percent or more of the Plan's net assets as of December 31, 2002 and 2001:

	2002	2001
AIG Common Stock, 0 and 272,832 shares, respectively	$ -	$ 21,662,865
Fidelity Magellan Fund, 0 and 98,316 shares, respectively	$ -	$ 10,246,470
Fidelity Growth Company Fund, 0 and 194,725 shares, respectively	$ -	$ 10,363,245
Fidelity Growth & Income Portfolio, 0 and 227,212 shares, respectively	$ -	$ 8,493,193
Fidelity Retirement Money Market Portfolio, 0 and 13,004,828 shares, respectively	$ -	$ 13,004,828

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) declined in value by $20,457,482 as follows:

Mutual Funds	($14,770,832)
Common Stock	(5,686,650)
	($20,457,482)

NOTE 4 - RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the acting Trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Fidelity for investment management services amounted to $14,796 and $12,631 for the years ended December 31, 2002 and 2001 respectively.

NOTE 5 - RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rates, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect Participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

NOTE 3 - INVESTMENTS

The following reflects investments that represent 5 percent or more of the Plan's net assets as of December 31, 2002 and 2001:

	2002	2001
AIG Common Stock, 0 and 272,832 shares, respectively	$ -	$ 21,662,865
Fidelity Magellan Fund, 0 and 98,316 shares, respectively	$ -	$ 10,246,470
Fidelity Growth Company Fund, 0 and 194,725 shares, respectively	$ -	$ 10,363,245
Fidelity Growth & Income Portfolio, 0 and 227,212 shares, respectively	$ -	$ 8,493,193
Fidelity Retirement Money Market Portfolio, 0 and 13,004,828 shares, respectively	$ -	$ 13,004,828

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) declined in value by $20,457,482 as follows:

Mutual Funds	($14,770,832)
Common Stock	(5,686,650)
	($20,457,482)

NOTE 4 - RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the acting Trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Fidelity for investment management services amounted to $14,796 and $12,631 for the years ended December 31, 2002 and 2001 respectively.

NOTE 5 - RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rates, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect Participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.